Exhibit 99.2

Byline Bancorp, Inc.™

BY
LISTED
NYSE

1Q26 Earnings Presentation



Forward-Looking Statements

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements concerning plans, estimates, calculations, forecasts and projections with respect to the anticipated future performance of the Company. These statements are often, but not always, made through the use of words or phrases such as ‘‘may’’, ‘‘might’’, ‘‘should’’, ‘‘could’’, ‘‘predict’’, ‘‘potential’’, ‘‘believe’’, ‘‘expect’’, ‘‘continue’’, ‘‘will’’, ‘‘anticipate’’, ‘‘seek’’, ‘‘estimate’’, ‘‘intend’’, ‘‘plan’’, ‘‘projection’’, ‘‘would’’, ‘‘annualized’’, “target” and ‘‘outlook’’, or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. Forward-looking statements involve estimates and known and unknown risks and reflect various assumptions and involve elements of subjective judgement and analysis, which may or may not prove to be correct, and which are subject to uncertainties and contingencies outside the control of Byline and its respective affiliates, directors, employees and other representatives, which could cause actual results to differ materially from those presented in this communication.

No representations, warranties or guarantees are or will be made by Byline as to the reliability, accuracy or completeness of any forward-looking statements contained in this communication or that such forward-looking statements are or will remain based on reasonable assumptions. You should not place undue reliance on any forward-looking statements contained in this communication.

Certain risks and important factors that could affect Byline’s future results are identified in our Annual Report on Form 10-K and other reports we file with the Securities and Exchange Commission, including among other things under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2025. Any forward-looking statement speaks only as of the date on which it is made, and Byline undertakes no obligation to update any forward-looking statement, whether to reflect events or circumstances after the date on which the statement is made, to reflect new information or the occurrence of unanticipated events, or otherwise unless required under the federal securities laws. Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Leading Chicago Commercial Banking Franchise

Company Overview

A leading Chicago-based commercial bank with the strength, scale, and product offerings to compete effectively in our markets—delivering value to stockholders, customers, employees, and the communities we serve

Leading Chicago Footprint



Rockford
Davenport
Joliet
Peoria
ILLINOIS
Springfield
Round Lake Beach
McHenry
Woodstock
Crystal Lake
Mundelein
Wheeling
Carpentersville
Palatine
Elgin
Arlington Heights
Schaumburg
Niles
Bloomingdale
Geneva
Wheaton
Downers Grove
Naperville
Aurora
Bolingbrook
Yorkville
Joliet
Midewin National Tallgrass Prairie

44
Chicagoland Branch Locations

#2
Largest Bank Headquartered in Chicago(1)

BY at a Glance ($mm)

Size

$9.9 Billion Total Assets	**$7.5 Billion** Total Loans & Leases	**$7.8 Billion** Total Deposits	**$1.4 Billion** Market Cap(1)
			$1.1 Billion Tangible Common Equity(2)

Aspiration

Preeminent Commercial Bank in Chicago

- Grow Customer Relationships
- Drive Profitable Growth
- Maintain Balance Sheet Strength
- Strategic Investment

Growth Strategy

Gain market share in commercial banking
Target lower middle market customers with full-service relationship banking to drive share and deepen engagement

Grow low-cost deposits
Build a stable funding base by growing business banking deposits and optimizing balance sheet efficiency

Supplement organic growth through acquisitions
Leverage acquisition expertise to capitalize on market opportunities

Note: Map excludes Byline Bank branch located in Wauwatosa, WI.
Source: S&P Global Market Intelligence and company filings. Data as of quarter ended March 31, 2026 or most recent available.
(1) BY market capitalization as of March 31, 2026. Second largest bank headquartered in Chicago based on total assets.
(2) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix for a reconciliation of non-GAAP measure to the most directly comparable GAAP financial measure.

First Quarter 2026 Highlights

Net Income	Diluted EPS	PTPP ROAA
$37.6 million	$0.83	2.29%
Reported	Reported	Reported(1)(2)

Efficiency Ratio	ROAA	ROTCE
49.78%	1.56%	13.77%
Reported	Reported(2)	Reported(1)(2)

Strong Financial Performance

- Pre-Tax Pre-Provision income(1) of $55.2 million; Pre-Tax Pre-Provision ROAA(1)(2) of 2.29%
  - 14th consecutive quarter of PTPP ROAA exceeding 2.00%
- Net interest income of $99.9 million → Revenue(1) of $112.4 million
- KBRA affirmed BBB+ credit ratings and Outlook
- Net interest margin (FTE)(1)(3) of 4.34%
- Loan and lease yields of 6.84%; average cost of deposits of 1.91%
- Stockholders' equity of $1.3 billion
- TCE/TA(1): 11.13% | TBV/Share(1): $23.79

+9.2%	2.37%	+8.2%	12.55%	54 bps
Increase in Diluted EPS	Non-interest expense / Average assets	Increase in Deposits(2)	Common Equity Tier 1	Improvement in Efficiency Ratio

Data as of or for the quarter ended March 31, 2026, unless otherwise noted. Comparisons against quarter ended December 31, 2025, unless otherwise noted.

(1) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix for a reconciliation of non-GAAP measure to the most directly comparable GAAP financial measure.

(2) Annualized.

(3) Interest income and rates include the effects of a tax equivalent adjustment to adjust tax-exempt investment income on tax-exempt investment securities to a fully taxable basis, assuming a federal income tax rate of 21%.

Loan Portfolio Trends *($ in millions)*

Total Loan Portfolio and Average Yield



$7,047
$7,354
$7,461
$7,523
$7,485
7.09%
7.12%
7.14%
6.95%
6.84%
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Total Loans & Leases
Average Loan & Lease Yield

Highlights

- Total loan portfolio stood at $7.5 billion, down slightly from 4Q25
  - Originated $241.0 million in new loans, net of loan sales in 1Q26
    - Commercial banking and leasing production of $90.6 million and $51.8 million, respectively
- Payoff activity decreased by $40.8 million from 4Q25 to $319.7 million
- Average loan yield of 6.84%, down 11 bps LQ and down 25 bps Y/Y, reflecting the impact from lower rates

Portfolio Composition



C&I
41%
Leasing
10%
Owner
Occ. CRE
20%
Non-Owner
Occ. CRE
14%
C&D
5%
Resi
10%

Utilization Rates



66%
64%
62%
60%
58%
56%
54%
52%
50%
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Line Usage %
Last 12 Months Average

Originations and Payoffs



$310
$237
$359
$245
$264
$205
$323
$361
$241
$320
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Loan & Lease Originations
Loan & Lease Payoffs

(1) Annualized.

Deposit Trends *($ in millions)*

Deposit Composition



$7,553
$7,810
$7,828
$7,647
$7,802
5.7%
17.6%
42.9%
11.1%
22.7%
5.9%
15.6%
44.8%
11.0%
22.7%
5.5%
14.7%
44.0%
11.1%
24.7%
5.5%
14.3%
44.9%
11.5%
23.8%
5.6%
15.0%
44.1%
12.0%
23.3%
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Non Interest Checking
Interest Checking
MMDA & Savings
Time <$250K
Time >$250K

Highlights

- Total deposits were $7.8 billion, up 8.2%[1] from 4Q25, reflecting:
  - Increases in time and interest-bearing business deposits
- Deposit mix shift drove lower funding costs
  - Deposits costs decreased by 6 bps to 1.91%
  - Cost of interest-bearing deposits decreased by 13 bps to 2.48%
- Maintained disciplined deposit pricing despite competitive dynamics across the market

Avg. Non-Interest-Bearing Deposits



$1,730
$1,803
$1,889
$1,910
$1,791
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026

Cost of Interest-Bearing Deposits



3.00%
2.95%
2.85%
2.61%
2.48%
2.30%
2.27%
2.16%
1.97%
1.91%
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Cost of Interest Bearing Deposits
Cost of Deposits

(1) Annualized.

Net Interest Income and Net Interest Margin Trends *($ in millions)*

Net Interest Income



$88.2
$96.0
$99.9
$101.3
$99.9
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026

Highlights

- Net interest income was $99.9 million, down 1.4% from 4Q25, reflecting:
  - Impacted by day count
  - Higher borrowing costs
  - Lower cost of deposits
- Stable net interest margin at 4.33%, with accretion down one basis point

Interest Rate Sensitivity Over a One-Year Time Horizon

- Rates -100 bps: ~$10 million or ~2.6% decline in NII or ~$2.5 million per 25 bps
- Ramp -100 bps: ~$7 million or ~1.8% decline in NII or ~$1.8 million per 25 bps

Repricing Mix



Other
4%
Prime
18%
Fixed
44%
SOFR
34%

NIM, Yields and Costs



7.09%
7.12%
7.14%
6.95%
6.84%
4.07%
4.18%
4.27%
4.35%
4.33%
3.05%
3.36%
3.38%
3.24%
3.51%
2.30%
2.27%
2.16%
1.97%
1.91%
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Average Loan & Lease Yield
Net Interest Margin
Taxable Securities Yield
Cost of Deposits

NIM Bridge



$101.3 Million
NII
$99.9 Million
NII
4.35%
0.08%
0.05%
(0.10%)
(0.04%)
(0.01%)
4.33%
Q4 2025
NIM
Total
deposits
Cash
& Securities
Loans
and leases
Borrowed
funds
All
other
Q1 2026
NIM

Non-Interest Income Trends *($ in millions)*

Total Non-Interest Income



$14.9
$14.5
$15.8
$15.7
$12.5
21% 7% 34% 7% 13% 18%
24% 7% 38% 7% 6% 18%
13% 9% 44% 6% 11% 17%
21% 8% 34% 6% 13% 18%
6% 10% 44% 7% 10% 23%
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Fees and service charges on deposits
Net servicing fees
ATM and interchange fees
Net gains on sales of loans
Wealth management and trust income
Other

Highlights

- Non-interest income totaled $12.5 million, down from 4Q25, reflecting:
  - $1.9 million downward FV mark on loan servicing asset charge
  - $1.1 million lower fair value of equity securities
    - Non-interest income remained stable LQ, excluding FV marks on loan serving assets and equity securities
  - Fees and service charges on deposits increased 4.3%

Government Guaranteed Loan Sales

- $71.8 million of guaranteed loans sold in 1Q26

Net Gains on Sales of Loans



$4.9
$5.4
$7.0
$5.4
$5.5
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026

Volume Sold and Average Net Premiums



$120
$100
$80
$60
$40
$20
$0
15.00%
12.00%
9.00%
6.00%
$70.2
$73.0
$92.9
$78.9
$71.8
9.99%
9.75%
9.38%
8.83%
10.23%
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
10 year loans
25 year loans
USDA
Other
Average Net Premiums

Non-Interest Expense Trends *($ in millions)*

Non-Interest Expense



$56.4
$59.6
$60.5
$60.4
$57.2
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Salaries and employee benefits
Occupancy and equipment
Impairment charge on assets held for sale
Data processing
Legal, audit and other professional fees
Loan and lease related
Intangible assets amortization
All other

Highlights

- Non-interest expense of $57.2 million, down 5.3% from 4Q25, reflecting:
  - $2.6 million decrease in salaries and employee benefits due to lower incentive and equity-based compensation expense
  - $844,000 decrease in legal, audit, and other professional fees
  - $822,000 decrease in advertising expense
- Efficiency ratio decreased 54 bps to 49.78%
- NIE/AA of 2.37%, down 10 bps

Non-Interest Expense Bridge



$60.4
($2.6)
($0.8)
($0.8)
$0.5
$0.5
$57.2
Q4 2025
Salaries & employee benefits
Legal, audit, and other professional fees
Advertising & Promotions
Data processing
All other non-interest expense
Q1 2026

Efficiency Ratio



53.66%
53.04%
52.61%
48.20%
51.00%
50.27%
50.32%
50.15%
49.78%
49.78%
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Adjusted Efficiency Ratio (1)
Efficiency Ratio

(1) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix for a reconciliation of non-GAAP measure to the most directly comparable GAAP financial measure.

Asset Quality Trends *($ in millions)*

Net Charge-offs



$6.6
$7.7
$7.1
$6.7
$6.0
0.39%
0.43%
0.39%
0.36%
0.32%
$6.6
$4.9
$7.3
$6.7
$6.0
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Net Charge-offs ex. PCD
PCD Net Charge-offs
Net Charge-offs (annualized %)

Allowance for Credit Losses (ACL)



$100.4
$107.7
$105.7
$108.8
$108.9
1.43%
1.47%
1.42%
1.45%
1.46%
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
ACL
ACL as % of Total Loans & Leases

NPLs / Total Loans & Leases



0.76%
0.92%
0.85%
0.95%
0.90%
0.13%
0.12%
0.11%
0.13%
0.10%
0.11%
0.07%
0.07%
0.07%
0.07%
0.52%
0.73%
0.67%
0.75%
0.73%
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
NPLs ex. Government Guaranteed & PCD
PCD % of Total Loans & Leases
Government Guaranteed NPLs

Criticized & Classified Loans and Leases



3.7%
4.5%
4.2%
4.7%
4.5%
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Criticized & Classified Loans & Leases as a % of Total Loans & Leases

Note: Criticized & classified loans and leases risk rated special mention or worse.

Strong Capital Position

Capital Ratios



14.86%
9.95%
14.87%
10.39%
15.81%
10.78%
15.34%
11.29%
15.55%
11.13%
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Total Capital Ratio
TCE / TA (1)

Strong Capital Base

- Capital Priorities:

  1. Fund Organic Growth 2. Dividend 3. M&A 4. Buyback

- Increased capital ratios:
  - CET1 of 12.55%, up 22 bps LQ and up 77 bps Y/Y
  - TCE/TA(1) of 11.13%, down 16 bps LQ and up 118 Y/Y
- Repurchased 318,208 shares of common stock during 1Q26
- TBV per common share of $23.79(1), up 1.5% LQ and 13.8% Y/Y

Common Equity Tier 1



11.78%
11.85%
12.15%
12.33%
12.55%
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026

Return on Average Tangible Common Equity



13.14%
12.92%
14.37%
12.83%
15.36%
15.11%
13.02%
12.97%
13.77%
13.77%
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Reported
Adjusted (1)

(1) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix for a reconciliation of non-GAAP measure to the most directly comparable GAAP financial measure.

1Q26 Earnings Presentation Appendix

BY
LISTED
NYSE

Granular Deposit Base

A **strength** of our franchise is our well **diversified** deposit base…

~66% of Total Deposits are FDIC Insured



Consumer Deposits, $3.8 billion
Commercial Deposits, $4.0 billion
Insured 88%
Uninsured 12%
Uninsured 54%
Insured 46%
Total Deposits
$7.8 Billion
as of 3/31/26

…with **limited concentration** and granular customer base providing a **stable** source of funding

Consumer Deposits[1]

$3.8 billion at 3/31/26

Customer Base
~120,000
Consumer Accounts

Granular Deposit Base
~$31,000
Average Account Balance



Total Franchise
45
Branches

Core banking footprint in key urban MSAs in Wisconsin and a broad footprint in Chicago, IL

Commercial Deposits

$4.0 billion at 3/31/26

Customer Base
~28,000
Commercial Accounts

Granular Deposit Base
~$144,000
Average Account Balance

(1) Excludes brokered deposits.

Strong Liquidity and Securities Portfolio *($ in millions)*

Liquidity Position

- Cash and cash equivalents of $198.4 million, an increase of $49.3 million, or 33.0% from 4Q25
- $1.7 billion investment portfolio all classified as AFS
- $2.4 billion of available borrowing capacity
- Uninsured deposits ratio at 33.2%

Highlights

- Investment portfolio duration: 4.3 years; net of hedges: ~4.1 years
- Investment portfolio annual cash flow: ~$266 million
- Taxable securities yield of 3.51%, up 27 basis points from 4Q25

Securities + Cash (Average)



$1,695
$134
$1,561
$1,833
$182
$1,650
$1,779
$194
$1,585
$1,696
$191
$1,506
$1,743
$127
$1,616
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Taxable Securities
Cash and cash equivalents

AFS Portfolio by Type



Muni 3%
Treasury & Agency 8%
Asset-backed 5%
Corporate 2%
Non-agency MBS, CMBS 8%
Agency MBS, CMBS 74%

Unguaranteed Government-Guaranteed Exposure Represents 5.4% of Total Loans *($ in millions)*

On Balance Sheet SBA 7(a) & USDA Loans

($ in millions)	$ Balance	% of Portfolio
Unguaranteed	$381.6	5.1%
Guaranteed	61.6	0.8%
Total SBA 7(a) Loans	**$443.2**	**5.9%**
Unguaranteed	$25.4	0.3%
Guaranteed	22.2	0.3%
Total USDA Loans	**$47.6**	**0.6%**

Highlights

- Closed $102.6 million in SBC loan commitments in 1Q26
- SBA 7(a) portfolio $443.2 million, up $7.8 million, or 1.8% from 4Q25
  - ACL/Unguaranteed loan balance ~8.0%
- $1.6 billion in serviced government guaranteed loans for investors in 1Q26
- Since 2016, the unguaranteed government-guaranteed exposure has decreased from 14.6% down to 5.4% in 1Q26

ACL/Unguaranteed Loan Balance



8.2%
8.6%
7.8%
9.0%
8.0%
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026

SBA 7(a) & USDA Closed Loan Commitments



$118.3
$105.8
$123.6
$106.9
$98.7
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
USDA
SBA 7(a)

Projected Acquisition Accounting Accretion

Projected Accretion(1) *($ in millions)*



$1.3
$1.1
$1.0
Q2 2026 E
Q3 2026 E
Q4 2026 E
Non-PCD
PCD

(1) Projections are updated quarterly, assumes no prepayments and are subject to change.

Financial Summary

(dollars in thousands, except per share data)	As of or For the Three Months Ended March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025
Income Statement					
Net interest income	$ 99,863	$ 101,255	$ 99,890	$ 95,970	$ 88,221
Provision for credit losses	5,537	9,702	5,298	11,923	9,179
Non-interest income	12,538	15,750	15,845	14,483	14,859
Non-interest expense	57,189	60,369	60,518	59,602	56,429
Income before provision for income taxes	49,675	46,934	49,919	38,928	37,472
Provision for income taxes	12,096	12,413	12,719	8,846	9,224
Net income	$ 37,579	$ 34,521	$ 37,200	$ 30,082	$ 28,248
Diluted earnings per common share[1]	$ 0.83	$ 0.76	$ 0.82	$ 0.66	$ 0.64
Balance Sheet					
Total loans and leases HFI	$ 7,475,272	$ 7,509,369	$ 7,440,755	$ 7,328,055	$ 7,025,837
Total deposits	7,801,816	7,647,443	7,828,197	7,810,479	7,553,308
Tangible common equity[1]	1,081,007	1,067,386	1,035,668	988,908	934,098
Balance Sheet Metrics					
Loans and leases / total deposits	95.94%	98.37%	95.31%	94.15%	93.30%
Tangible common equity / tangible assets[1]	11.13%	11.29%	10.78%	10.39%	9.95%
Key Performance Ratios					
Net interest margin	4.33%	4.35%	4.27%	4.18%	4.07%
Efficiency ratio	49.78%	50.32%	51.00%	52.61%	53.66%
Adjusted efficiency ratio[1]	49.78%	50.15%	50.27%	48.20%	53.04%
Non-interest income to total revenues	11.15%	13.46%	13.69%	13.11%	14.42%
Non-interest expense to average assets	2.37%	2.47%	2.44%	2.28%	2.49%
Return on average assets	1.56%	1.41%	1.52%	1.25%	1.25%
Adjusted return on average assets[1]	1.56%	1.42%	1.54%	1.41%	1.27%
Pre-tax pre-provision return on average assets [1]	2.29%	2.32%	2.25%	2.12%	2.06%
Dividend payout ratio on common stock	14.46%	13.16%	12.20%	15.15%	15.63%
Tangible book value per common share[1]	$ 23.79	$ 23.44	$ 22.58	$ 21.56	$ 20.91

(1) Represents a non-GAAP financial measure. See “Non-GAAP Reconciliation” in the appendix for a reconciliation of non-GAAP measure to the most directly comparable GAAP financial measure.
(2) Interest income and rates include the effects of a tax equivalent adjustment to adjust tax-exempt investment income on tax-exempt investment securities to a fully taxable basis, assuming a federal income tax rate of 21%.

Non-GAAP Reconciliation

(dollars in thousands, except per share data)	As of or For the Three Months Ended March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025
Net income and earnings per share excluding significant items					
Reported Net Income	$ 37,579	$ 34,521	$ 37,200	$ 30,082	$ 28,248
Significant items:					
Merger-related expenses	—	—	—	4,450	637
Secondary public offering of common stock expenses	—	—	—	413	—
Loss on extinguishment of debt	—	—	843	—	—
Impairment charges on assets held for sale and ROU assets	—	195	—	—	—
Tax benefit	—	(50)	(221)	(1,117)	(134)
Adjusted Net Income	$ 37,579	$ 34,666	$ 37,822	$ 33,828	$ 28,751
Reported Diluted Earnings per Share	$ 0.83	$ 0.76	$ 0.82	$ 0.66	$ 0.64
Significant items:					
Secondary public offering of common stock expenses	—	—	—	0.01	—
Merger-related expenses	—	—	—	0.10	0.01
Loss on extinguishment of debt	—	—	0.02	—	—
Impairment charges on assets held for sale and ROU assets	—	—	—	—	—
Tax benefit	—	—	(0.01)	(0.02)	—
Adjusted Diluted Earnings per Share	$ 0.83	$ 0.76	$ 0.83	$ 0.75	$ 0.65

Non-GAAP Reconciliation *(continued)*

(dollars in thousands)	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025
	As of or For the Three Months Ended				
Adjusted non-interest expense:					
Non-interest expense	$ 57,189	$ 60,369	$ 60,518	$ 59,602	$ 56,429
Less: Merger-related expenses	—	—	—	4,450	637
Less: Secondary public offering of common stock expenses	—	—	—	413	—
Less: Loss on extinguishment of debt	—	—	843	—	—
Less: Impairment charges on assets held for sale and ROU assets	—	195	—	—	—
Adjusted non-interest expense	$ 57,189	$ 60,174	$ 59,675	$ 54,739	$ 55,792
Adjusted non-interest expense ex. amortization of intangible assets:					
Adjusted non-interest expense	$ 57,189	$ 60,174	$ 59,675	$ 54,739	$ 55,792
Less: Amortization of intangible assets	1,235	1,494	1,494	1,499	1,118
Adjusted non-interest expense ex. amortization of intangible assets	$ 55,954	$ 58,680	$ 58,181	$ 53,240	$ 54,674
Pre-tax pre-provision net income:					
Pre-tax income	$ 49,675	$ 46,934	$ 49,919	$ 38,928	$ 37,472
Add: Provision for credit losses	5,537	9,702	5,298	11,923	9,179
Pre-tax pre-provision net income	$ 55,212	$ 56,636	$ 55,217	$ 50,851	$ 46,651
Adjusted pre-tax pre-provision net income:					
Pre-tax pre-provision net income	$ 55,212	$ 56,636	$ 55,217	$ 50,851	$ 46,651
Add: Merger-related expenses	—	—	—	4,450	637
Add: Secondary public offering of common stock expenses	—	—	—	413	—
Add: Loss on extinguishment of debt	—	—	843	—	—
Add:Impairment charges on assets held for sale and ROU assets	—	195	—	—	—
Adjusted pre-tax pre-provision net income	$ 55,212	$ 56,831	$ 56,060	$ 55,714	$ 47,288
Tax equivalent net interest income:					
Net interest income	$ 99,863	$ 101,255	$ 99,890	$ 95,970	$ 88,221
Add: Tax-equivalent adjustment	196	213	228	231	228
Tax equivalent net interest income	$ 100,059	$ 101,468	$ 100,118	$ 96,201	$ 88,449
Total revenues:					
Net interest income	$ 99,863	$ 101,255	$ 99,890	$ 95,970	$ 88,221
Add: Non-interest income	12,538	15,750	15,845	14,483	14,859
Total revenues	$ 112,401	$ 117,005	$ 115,735	$ 110,453	$ 103,080

Non-GAAP Reconciliation *(continued)*

	As of or For the Three Months Ended				
(dollars in thousands)	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025
Tangible common stockholders' equity:					
Total stockholders' equity	$ 1,280,292	$ 1,267,906	$ 1,237,682	$ 1,192,416	$ 1,131,078
Less: Goodwill and other intangibles	199,285	200,520	202,014	203,508	196,980
Tangible common stockholders' equity	$ 1,081,007	$ 1,067,386	$ 1,035,668	$ 988,908	$ 934,098
Tangible assets:					
Total assets	$ 9,909,680	$ 9,652,676	$ 9,812,375	$ 9,720,218	$ 9,584,732
Less: Goodwill and other intangibles	199,285	200,520	202,014	203,508	198,098
Tangible assets	$ 9,710,395	$ 9,452,156	$ 9,610,361	$ 9,516,710	$ 9,386,634
Average tangible common stockholders' equity:					
Average total stockholders' equity	$ 1,333,423	$ 1,290,789	$ 1,208,290	$ 1,178,554	$ 1,110,168
Less: Average goodwill and other intangibles	199,943	201,251	202,723	203,767	197,514
Average tangible common stockholders' equity	$ 1,133,480	$ 1,089,538	$ 1,005,567	$ 974,787	$ 912,654
Average tangible assets:					
Average total assets	$ 9,797,832	$ 9,683,103	$ 9,716,920	$ 9,633,817	$ 9,186,765
Less: Average goodwill and other intangibles	199,943	201,251	202,723	203,767	197,514
Average tangible assets	$ 9,597,889	$ 9,481,852	$ 9,514,197	$ 9,430,050	$ 8,989,251
Tangible net income:					
Net income	$ 37,579	$ 34,521	$ 37,200	$ 30,082	$ 28,248
Add: After-tax intangible asset amortization	912	1,104	1,103	1,107	826
Tangible net income	$ 38,491	$ 35,625	$ 38,303	$ 31,189	$ 29,074
Adjusted tangible net income:					
Tangible net income	$ 38,491	$ 35,625	$ 38,303	$ 31,189	$ 31,314
Add: Merger-related expenses	—	—	—	4,450	637
Add: Secondary public offering of common stock expenses	—	—	—	413	—
Add: Loss on extinguishment of debt	—	—	843	—	—
Add: Impairment charges on assets held for sale and ROU assets	—	195	—	—	—
Add: Tax benefit on significant items	—	(50)	(221)	(1,117)	(134)
Adjusted tangible net income	$ 38,491	$ 35,770	$ 38,925	$ 34,935	$ 31,817

Non-GAAP Reconciliation *(continued)*

(dollars in thousands, except share and per share data, ratios annualized, where applicable)	As of or For the Three Months Ended March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025
Pre-tax pre-provision return on average assets:					
Pre-tax pre-provision net income	$ 55,212	$ 56,636	$ 55,217	$ 50,851	$ 46,651
Average total assets	9,797,832	9,683,103	9,716,920	9,633,817	9,186,765
Pre-tax pre-provision return on average assets	2.29%	2.32%	2.25%	2.12%	2.06%
Adjusted pre-tax pre-provision return on average assets:					
Adjusted pre-tax pre-provision net income	$ 55,212	$ 56,831	$ 56,060	$ 55,714	$ 47,288
Average total assets	9,797,832	9,683,103	9,716,920	9,633,817	9,186,765
Adjusted pre-tax pre-provision return on average assets	2.29%	2.33%	2.29%	2.32%	2.09%
Net interest margin, fully taxable equivalent:					
Net interest income, fully taxable equivalent	$ 100,059	$ 101,468	$ 100,118	$ 96,201	$ 88,449
Total average interest-earning assets	9,347,232	9,230,799	9,288,078	9,208,156	8,785,619
Net interest margin, fully taxable equivalent	4.34%	4.36%	4.28%	4.19%	4.08%
Non-interest income to total revenues:					
Non-interest income	$ 12,538	$ 15,750	$ 15,845	$ 14,483	$ 14,859
Total revenues	112,401	117,005	115,735	110,453	103,080
Non-interest income to total revenues	11.15%	13.46%	13.69%	13.11%	14.42%
Adjusted non-interest expense to average assets:					
Adjusted non-interest expense	$ 57,189	$ 60,174	$ 59,675	$ 54,739	$ 55,792
Average total assets	9,797,832	9,683,103	9,716,920	9,633,817	9,186,765
Adjusted non-interest expense to average assets	2.37%	2.47%	2.44%	2.28%	2.49%
Adjusted efficiency ratio:					
Adjusted non-interest expense excluding amortization of intangible assets	$ 55,954	$ 58,680	$ 58,181	$ 53,240	$ 54,674
Total revenues	112,401	117,005	115,735	110,453	103,080
Adjusted efficiency ratio	49.78%	50.15%	50.27%	48.20%	53.04%
Adjusted return on average assets:					
Adjusted net income	$ 37,579	$ 34,666	$ 37,822	$ 33,828	$ 28,751
Average total assets	9,797,832	9,683,103	9,716,920	9,633,817	9,186,765
Adjusted return on average assets	1.56%	1.42%	1.54%	1.41%	1.27%
Adjusted return on average stockholders' equity:					
Adjusted net income	$ 37,579	$ 34,666	$ 37,822	$ 33,828	$ 28,751
Average stockholders' equity	1,333,423	1,290,789	1,208,290	1,178,554	1,110,168
Adjusted return on average stockholders' equity	11.43%	10.65%	12.42%	11.51%	10.50%

Non-GAAP Reconciliation *(continued)*

	As of or For the Three Months Ended				
	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025
Tangible common equity to tangible assets:					
Tangible common equity	$ 1,081,007	$ 1,067,386	$ 1,035,668	$ 988,908	$ 934,098
Tangible assets	9,710,395	9,452,156	9,610,361	9,516,710	9,386,634
Tangible common equity to tangible assets	11.13%	11.29%	10.78%	10.39%	9.95%
Return on average tangible common stockholders' equity:					
Tangible net income	$ 38,491	$ 35,625	$ 38,303	$ 31,189	$ 29,074
Average tangible common stockholders' equity	1,133,480	1,089,538	1,005,567	974,787	912,654
Return on average tangible common stockholders' equity	13.77%	12.97%	15.11%	12.83%	12.92%
Adjusted return on average tangible common stockholders' equity:					
Adjusted tangible net income	$ 38,491	$ 35,770	$ 38,925	$ 34,935	$ 31,817
Average tangible common stockholders' equity	1,133,480	1,089,538	1,005,567	974,787	912,654
Adjusted return on average tangible common stockholders' equity	13.77%	13.02%	15.36%	14.37%	13.14%
Tangible book value per share:					
Tangible common equity	$ 1,081,007	$ 1,067,386	$ 1,035,668	$ 988,908	$ 934,098
Common shares outstanding	45,442,851	45,545,928	45,859,977	45,866,649	44,675,553
Tangible book value per share	$ 23.79	$ 23.44	$ 22.58	$ 21.56	$ 20.91


Byline Bancorp, Inc.™